Exhibit 4

        Yuval Hamudot is our Chief Technology Officer since March 2007, responsible for the technological design and development of our products and online system. In that capacity he manages our research and development team as well as our quality assurance and information technology departments. Mr. Hamudot joined us in 2000, and since 2003, and until his recent appointment, was Vice President - Research and Development. Prior to joining us, Mr. Hamudot worked for two years in the research and development at Commonsense Ltd., a software company that outsourced hi-end technology solutions. Mr. Hamudot served in the IDF computer unit ("Mamram") and has a B.Sc. in Computer Science from Tel Aviv University and an M.B.A. from Bar-Ilan University.

        Nimrod May is our Vice President of Offline Marketing and Communities since October 2007, responsible Company branding and brand development, offline marketing strategies and traditional media exposure and outreach. Mr. May joined IncrediMail in February 2007, responsible for development and subsequent management of the Company's social network initiative, IncrediWorld. From 2005 and until joining IncrediMail, Mr. May was head of marketing at Jetix/Disney channels, Israel; in charge of marketing strategy and execution, research, third party partnerships, PR, business development - specializing in content promotion on digital media. Prior to that Mr. May was VP Marketing and Sales at Keta Keta, a designated video content developer for the web and mobile carriers, specializing in "Viral Marketing" and Marketing content Productions.

        Keren Elkin is our Vice President of Human Resources since March 2007. Ms. Elkin joined the company in 1999, and prior to her recent appointment was responsible for administration and personnel. Prior to joining us, Ms. Elkin was Executive Assistant to the President of Berlitz language school. Ms. Elkin holds a B.A in Business Administration, majoring in Human Resources, from Ruppin College.

        Hagay Elyakim is President of our BizChord subsidiary since February 2007, responsible for continuing the development of BizChord's processing platform and anti-fraud solutions as well as the expansion of its business internationally. Prior to joining BizChord, Mr. Elyakim worked from 1999 at Netvision, a major Israeli service provider for Internet access, telephony, data security, CDN and value-added service, heading its Enterprise Sales & Marketing Department for NetVision from 2003.